Exhibit 99.1

ENTRÉE RESOURCES LTD.

CODE OF BUSINESS CONDUCT AND ETHICS

As Adopted by the Board of Directors on June 18, 2012 and amended on May 19, 2016 and December 6, 2017.

The upholding of a strong sense of ethics and integrity is of the highest importance to Entrée Resources Ltd. and its subsidiaries (collectively, the “Company”) and critical to its success in the business environment. This Code of Business Conduct and Ethics (the “Code”) embodies the Company’s commitment to such ethical principles and sets forth the responsibilities of the Company to its shareholders, employees, lenders and other stakeholders. The Code addresses general business ethical principles, conflicts of interests, special ethical obligations for employees with financial reporting responsibilities, insider trading laws, reporting of any unlawful or unethical conduct, anti-corruption measures, political contributions and other relevant issues. The Code applies to the Company as well as any joint venture controlled by the Company. To the extent that any joint venture is not controlled by the Company, the Company will endeavour to use its influence to cause the joint venture to adopt and follow policies substantially consistent with the Code.

I.	GENERAL PRINCIPLES

It is the Company’s firm belief that effective business relationships can only be built on mutual trust and fair dealing. The Code is applicable to each of the Company’s directors, officers, employees and consultants, each of whom is expected to be familiar with and to conduct themselves in accordance with the standards established herein.

The Code outlines the fundamental principles of legal and ethical business conduct as adopted by the Board of Directors (the “Board”) of Entrée Resources Ltd. (“Entrée”). It is not intended to be a comprehensive list addressing all legal or ethical issues which may confront the Company’s personnel. Hence, it is essential that all personnel subject to the Code employ good judgment in the application of the principles contained herein.

II.	CONFLICTS OF INTEREST

Directors, officers, employees and consultants of the Company are expected to make decisions and take actions that are in the best interests of the Company as a whole, and which are not based on or unduly influenced by personal relationships or benefits. A conflict of interest occurs when an individual’s private interest interferes in any way – or even appears to interfere – with the interests of the Company as a whole. A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a director, officer or employee, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, such persons are of special concern.

Employees and consultants should avoid any relationship which could create a conflict of interest. Employees and consultants are expected to disclose such relationships and conflicts to their immediate supervisors. Conflicts of interest involving those with whom the Company does business should also be disclosed in writing to such third parties. A waiver of any conflict of interest must be approved by the Board or an appropriate committee.

Officers of the Company, including the Chief Executive Officer of Entrée (“CEO”) and Chief Financial Officer of Entrée (“CFO”) are to disclose any conflict of interest or potential conflict of interest to the Board.

Members of the Board are to disclose any conflict of interest or potential conflict of interest to the entire Board as well as any committee on which they serve. Directors are to excuse themselves from participation in any decision of the Board or a committee thereof in any matter in which there is a conflict of interest or potential conflict of interest. However, if the Board determines that a potential conflict of interest cannot be cured, the individual will be asked to resign from their position with the Company.

Set forth below is specific guidance in respect of certain conflict of interest situations. As it is not possible to list all conflict of interest situations, it is the responsibility of each of the Company’s directors, officers, employees and consultants to avoid and properly address any situation involving a conflict of interest or potential conflict of interest. Company personnel who wish to obtain clarification of the Company’s conflict of interest principles or further guidance with respect to the proper handling of any specific situation should consult their immediate supervisor, Entrée’s Vice President, Legal Affairs (“VP Legal”) or the Company’s outside legal counsel.

1.	Directors, officers, employees, consultants and their family members must avoid any direct or indirect financial relationship with third parties with whom the Company has relationships which would involve a conflict of interest or a potential conflict of interest or compromise the individual’s loyalty to the Company. Written permission must be obtained from the VP Legal before any such individual commences an employment, business or consulting relationship with third parties with whom the Company has relationships; provided, however, if such individual is the VP Legal or any person who would be considered an “Insider” under applicable securities laws by virtue of such person’s relationship to the VP Legal, written permission must be obtained from Entrée’s Audit Committee (the “Audit Committee”).

2.	Directors, officers, employees and consultants are prohibited from (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position, (b) using corporate property, information or position for personal gain, and (c) competing with the Company. Directors, officers, employees and consultants owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.

All of the Company’s directors, officers, employees and consultants may serve on the boards of directors of other profit-making organizations to the extent that such service will not interfere or conflict with their respective duties to the Company. None of the Company’s officers, employees and consultants may serve on the boards of directors of any business organization which is a competitor of the Company, without the informed consent of the Chairman of the Board. All individuals must excuse themselves from participating in any matters pertaining to the Company and the business organization of which they are directors.

3.	Individuals who serve as directors of other companies in the circumstances permitted hereunder may retain any compensation earned from that outside directorship unless otherwise specifically prohibited by the Company. Unless otherwise specifically authorized by the Board, individuals may not receive any form of compensation (whether in the form of cash, stock or options) for service on a board of directors of another business organization if such service is at the request of the Company or in connection with the investment of the Company in such business organization. The Company reserves the right to request any individual to resign his or her position as a director of other business organizations if the Board determines that to be in the best interests of the Company.

4.	Directors, officers, employees and consultants are prohibited from paying or accepting any bribe, kickback or any other unlawful payment or benefit to secure any concession, contract or any other favourable treatment. Directors, officers, employees and consultants must report any such attempted actions to the CEO or any member of the Audit Committee. No individual should give gifts beyond those extended in the context of normal business circumstances. Company personnel must observe all applicable government restrictions on gifts and entertainment.

5.	Directors, officers, employees and consultants or their immediate families shall not use their position with the Company to solicit any cash, gifts or free services from any of the Company’s customers, suppliers or contractors for their or their immediate family’s or friend’s personal benefit. Gifts or entertainment from others should not be accepted if they could be reasonably considered to be extravagant for the employee, officer or director who receives it, or otherwise improperly influence the Company’s business relationship with or create an obligation to a customer, supplier or contractor.

6.	Supervisory relationships with family members present special workplace issues. Accordingly, Company personnel must avoid a direct reporting relationship with a family member or any individual with whom a significant relationship exists. If such a relationship exists or occurs, the individuals involved must report the relationship in writing to the CEO.

III.	FINANCIAL REPORTING RESPONSIBILITIES

As a public company, it is of critical importance that the Company’s filings with the securities commissions and other relevant regulatory authorities be accurate and timely. Hence, all Company personnel are obligated to provide information to ensure that the Company’s publicly filed documents are complete and accurate. All Company personnel must take this responsibility seriously and provide prompt and accurate answers and responses to inquiries related to the Company’s public disclosure requirements.

The CEO and CFO have the ultimate responsibility for ensuring the integrity of the filings and disclosure made by the Company as required by the rules and regulations of all relevant regulatory authorities. In the performance of their duties relating to the Company’s public disclosure obligations, the CEO, the CFO and all Company personnel must:

•	Act with honesty and integrity

•	Provide information that is accurate, complete, objective, fair and timely

•	Comply with rules and regulations of federal, state, provincial and local governments and other relevant public and private regulatory authorities

•	Act in good faith with due care, competence and due diligence

•	Respect the confidentiality of information acquired in the course of the performance of one’s duties

•	Promote ethical and proper behaviour in the work environment

•	Report to the Chairman of the Audit Committee any conduct that the individual believes to be a violation of law or the Code

IV.	CONFIDENTIALITY OF NON-PUBLIC INFORMATION

Non-public information relating to the Company is the property of the Company and the unauthorized disclosure of such information is strictly forbidden. Questions regarding the appropriateness of disclosing particular information should be discussed with the CEO. Management has the primary responsibility of communicating with investors, the press, employees and other stakeholders on a timely basis and establishing policies for such communication.

The Company’s confidentiality policy shall also apply to material non-public information of other companies with whom the Company does business and who have a reasonable expectation of privacy, including, by way of example, the Company’s business partners, when that information is obtained in the course of employment with, or other services performed on behalf of the Company. Directors, officers, employees and consultants should treat material non-public information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.

V.	PROTECTION AND USE OF CORPORATE ASSETS

The Company’s assets must not be misappropriated for personal use by directors, officers, employees or consultants. Directors, officers, employees and consultants shall protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s viability. All Company assets should only be used for legitimate business purposes.

No assets of the Company, including the time of Company personnel, the use of the Company’s premises or equipment and direct or indirect monetary payments, may be contributed to any political candidate, political action committee, political party or ballot measure without the approval of the Board.

The Company receives requests from time to time for contributions to charitable and local community or development causes in the jurisdictions in which it operates. Such requests should be considered in the context of the Company’s overall policies on corporate social responsibility and must be approved by the CEO or CFO. Where such donations are made, care must be taken to ensure that (a) the charity or cause is bona fide and not operated directly or indirectly for the benefit of any governmental official or political candidate or party, (b) the donation is not prohibited under any applicable anti-corruption or other law, and (c) that such donations are accurately described and properly documented and recorded in the Company’s books and records. Any questions with respect to such donations should be directed to the VP Legal.

VI.	COMPLIANCE WITH LAWS

The Company expects all directors, officers, employees and consultants to comply with all applicable laws, rules and regulations and to be able to recognize potential liabilities, seeking legal advice where appropriate. The Company expects all directors, officers, employees and consultants to comply with the Code and all other Company codes and policies.

Directors, officers, employees and consultants must not only comply with the requirements of applicable laws, rules, regulations, policies and the Code, they must ensure that their actions do not give the appearance of violating the Code or indicate a casual attitude towards compliance with laws, rules, regulations, policies and the Code.

If there are any doubts as to whether a course of action is proper or about the application or interpretation of any legal requirement, directors, officers, employees and consultants should discuss such issues with their supervisor or manager, the CEO, the VP Legal or a member of the Audit Committee.

In particular, all directors, officers, employees and consultants shall comply with laws, rules and regulations prohibiting insider trading. Insider trading is both unethical and illegal and will lead to disciplinary action, including dismissal or removal from office in appropriate circumstances.

The Board may adopt a Disclosure Policy for the purposes of educating and ensuring that all subject persons are fully aware of the rules and regulations of all relevant regulatory authorities with respect to insider trading. All Company personnel shall have full access to the VP Legal and the Company’s outside counsel with respect to any insider trading questions or issues.

The Board’s governance and oversight functions do not relieve the Company’s executive management of its primary responsibility of preparing financial statements which accurately and fairly present the Company’s financial results and condition, the responsibility of each executive officer to fully comply with applicable legal and regulatory requirements or the responsibility of each executive officer to uphold the ethical principles adopted by the Company.

VII.	ANTI-CORRUPTION

The Company is committed to conducting business in accordance with all applicable laws and regulations and the highest ethical standards in all jurisdictions in which it operates, including with respect to the Corruption of Foreign Public Officials Act (the “CFPOA”) in Canada and the Foreign Corrupt Practices Act in the United States (together, the “Acts”). To that end, directors, officers, employees and consultants are prohibited from offering, paying, promising, authorizing or acquiescing in the giving of any bribe, kick back or other illicit payment, inducement, benefit or thing of value to any governmental official, directly or indirectly through a third party for the purpose of (a) influencing an official act or decision, (b) inducing such official to do or omit to do any act to affect or influence any governmental or official act or decision, or (c) securing any concession, contract or other improper advantage, in each case, in order to obtain or retain business or an advantage in the conduct of business in violation of applicable laws of Canada and the United States and any other anti-corruption laws of any jurisdiction in which the Company does business. The Company will not authorize, participate in or tolerate any business practice that does not comply with or that violates the intent of the Code.

For the purposes of this section, the term “things of value” includes money, kick backs, loans, rewards, provision of hospitality, facilities or services at less than full cost, extravagant gifts or entertainment, phony jobs or consulting positions, charitable or political contributions and any other advantage or benefit. The term “government official” includes (a) any employee, official or representative of any government or any ministry, agency, authority or related entity of any government, including any corporation, joint venture or similar entity owned, controlled or operated by or for the benefit of any governmental authority, (b) any employee, official or representative of any public international organization (such as the World Bank), (c) any employee, official or representative of any political party, party official or candidate for office, and (d) close relatives of any of the foregoing, including spouses, children and other immediate family members. Specific examples of government officials include government ministers, ambassadors, military and police personnel, members of legislative bodies, judges, regional officials and staff of any of the foregoing.

The law does not prohibit all business transactions with government officials, but since those transactions carry special risks, they must be reviewed to determine what additional safeguards may be necessary to protect the Company. Any dealings with close relatives of government officials also require careful scrutiny. Company personnel should consult with the VP Legal before entering into any transactions with such persons.

Gifts and Entertainment

The Company prohibits the giving of inducements, including gifts and entertainment, to government officials on a scale that might be perceived as creating an obligation on that official. When considering the scale of the inducement, Company personnel should consider the frequency with which such expenses are incurred for a particular official. Modest costs frequently incurred can, when aggregated, amount to lavish and potentially improper payments.

Modest gifts that are customary may sometimes be appropriate. The approval of the VP Legal must be obtained for any gift to a government official in excess of US$250 or the amount permitted under the laws of the jurisdiction in which the gift is being given, whichever is lower.

All gifts given by the Company or any director, officer, employee or consultant must comply with the Company’s policies on the provision of and reimbursement for gifts, entertainment, and meals and with relevant accounting and recordkeeping provisions so that such expenses are properly described and accurately documented and recorded. All offers of gifts to officials must be permissible under local law and should be transparent to the official’s organization. Gifts in the form of cash should never be given. Great care must be taken when offering any benefit while the official is in the process of making a discretionary decision affecting the Company. Personnel should consult with the VP Legal before making any such gift.

Travel and Related Expenses

In infrequent situations, it may be appropriate for the Company to pay travel and related expenses for government officials, for example, if a trip is required in connection with a contract negotiation or for a site visit required in order to demonstrate certain capabilities or practices to such government officials. In such cases, reasonable expenses may be paid only when they have been preapproved by the VP Legal and where such payments are permitted under all applicable laws. Any such expenses must be reasonable in amount, relate directly to the required purpose of such travel for required individuals only and must be properly described and accurately documented and recorded by the Company.

Wherever possible, Company personnel should contract directly with vendors of services rather than making direct payment or reimbursement to an official.

Per diems or cash allowances should not be paid directly to any government official. The Company may pay per diems or cash allowances to the relevant government agency (a) as required or permitted by local law, and (b) in modest amounts, to defray legitimate expenses incurred by an official for an approved purpose where those expenses are not paid directly by the Company to the vendor.

No director, officer, employee or consultant should agree to any request for a false invoice or receipt or payment of any expense that is unusual, excessive, inadequately or improperly described or that otherwise raises questions under the Code or any Company policy with respect to accounting and recordkeeping.

Any payment that is not specifically covered by the Code should be assessed against the spirit of the Code and must be specifically approved by the VP Legal prior to any payment or promise of payment.

Business Partners, Agents and Consultants

The prohibitions in the Code extend to payments or other things of value being made available indirectly through an intermediary, such as an agent or other third party, to a government official. Business partners, agents, consultants and other third parties should be chosen carefully, after proper due diligence is carried out. Such due diligence should include determining whether a proposed partner is in fact qualified for the position, whether it has personal or professional ties to the government, the number and reputation of its clientele and its reputation in the local community.

If Company personnel are wilfully ignorant of the possibility that the third party will make an improper payment or commitment, and particularly if they disregard red flags signalling the possibility of an improper payment or commitment, the law may be violated. Red flags include (a) requests for unusual or secretive payments, including payments to offshore accounts, shell companies, third parties or entities whose ownership structure is unclear, (b) requests for cash transactions or for false or misleading documentation, (c) reluctance to certify compliance with applicable laws, and (d) an official’s apparent lack of qualifications or required resources, and should be reported immediately to the VP Legal, CEO or other member of management.

It is important that Company personnel consult with the VP Legal on proposed contractual or investment relationships in connection with business outside Canada that may directly or indirectly involve government officials, so that any legal risks can be identified and addressed. Contractual provisions and safeguards will be important, and no third party should be asked to work on the Company’s behalf in circumstances that may involve dealing with government officials without there being a written contract in place or other document in which the third party acknowledges and agrees to abide by the standards set out in the Code. Ongoing monitoring of the relationship to ensure the Company is not put at risk by the conduct of a third party is essential.

Facilitation Payments

No payment, regardless of the amount, may be made to a government official, including a low-level government employee, to expedite or secure the performance of a common, routine, non-discretionary business service or governmental task. Even nominal payments (sometimes known as “facilitation” or “grease” payments) constitute bribery, and are strictly prohibited under the CFPOA, regardless of whether the payment occurs in Canada or abroad. Examples of a routine governmental action by a public official are providing phone service or police protection, issuing a non-discretionary permit or license, and processing an official document, such as a visa or work permit.

Books and Records

Laws that govern the Company’s international business activities require that the Company’s books and records be complete and accurate. The Company’s books and records must correctly record both quantitative and qualitative aspects of a transaction. Quantitative aspects refer to the amount of the transaction. Qualitative aspects include the written description of the transaction and the accounts that are credited or debited for the transaction. Company personnel must ensure that there is a reasonable relationship between the substance of a transaction and how it is described in the Company’s books and records.

General Obligations and Consequences

The Company will ensure that appropriate anti-corruption education is provided to all management, accounting, internal audit and other personnel involved in conducting or supervising international business operations who may have contact with government officials in the course of their duties. Such individuals may be asked to provide from time to time a certification that (a) he or she has read and understands the Code, (b) he or she is not aware of any fact or circumstance which indicates that a violation of the Code has occurred, and (c) he or she will promptly report any instance of such non-compliance in accordance with the provisions of the Code.

Any person receiving a request that such person suspects to be improper with respect to a payment or other favour from a government official, joint venture partner or third party, must immediately and explicitly refuse to make such payment, must instruct any applicable third party that they are not authorized to make such payment on the Company’s behalf and must do so in a manner that makes it clear that such refusals are absolute and without hidden meaning. Such requests should be reported immediately to the VP Legal, CEO, CFO or other member of management.

Giving a bribe or making an improper offer can subject the Company and its employees to fines, even imprisonment, either in the country where the government official works, in the United States or Canada, or sometimes in the employee’s home country. Consequences can also include the confiscation of corporate profits that have arisen as a result of the bribe being made, loss of contracts, and other penalties. Giving a bribe or making an improper payment is a serious violation of the Code, which can lead to discipline up to and including termination of employment.

Company personnel should also refer to Schedule A to the Code – “Anti-Bribery and Anti-Corruption – What Are My Obligations?”

VIII.	FAIR DEALING

Each director, officer, employee and consultant shall endeavour to deal fairly with the Company’s suppliers, competitors and employees. No director, officer, employee or consultant is permitted to take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

IX.	SAFETY AND ENVIRONMENTAL PROTECTION

Safety and environmental protection are fundamental values of the Company and every director, officer, employee and consultant has a role in ensuring the Company’s operations comply with safety and environmental legislation and standards.

Each director, officer, employee and consultant is responsible for taking all prudent precautions in every activity to ensure both personal safety and the safety of others.

X.	FUNDAMENTAL RIGHTS

The Company is committed to providing all employees a workplace that respects their basic human rights. Each director, officer, employee and consultant of the Company has the right to work in an environment that is free from discrimination and harassment, including, but not limited to, discrimination and harassment based on sex, race, religion, sexual orientation, age, or disability. Every director, officer, employee and consultant is responsible for taking all reasonable precautions not to demonstrate behaviour that can be reasonably construed as discrimination or harassment.

The Company will take every incident of harassment or discrimination very seriously and any director, officer, employee or consultant that is found to have engaged in conduct constituting discrimination or harassment will be disciplined and, in appropriate circumstances, dismissed or removed from office.

The Company will not tolerate retaliation against anyone who, in good faith, reports a concern or participates in an investigation, even if the allegation ultimately is not substantiated. Anyone, regardless of position or tenure, found to have engaged in retaliatory conduct against someone who has raised a compliance or ethics-related concern in good faith will be subject to disciplinary action, possibly including termination. The Company encourages reporting of all incidents of discrimination and harassment. Every employee has the right to pursue a complaint without reprisal, retaliation or threat of either, for doing so. Any incidents should be reported to the VP Legal or CFO.

Note that our policy against retaliation does not exempt you from discipline if you have engaged in improper conduct. However, the Company encourages managers and employees to self-report violations, and, depending on the specific circumstances, may treat self-reporting as a mitigating factor when assessing the nature of disciplinary measures to be taken.

XI.	RESPONSIBILITY

Each director, officer, employee and consultant must be familiar with and adhere to the provisions of the Code and to the standards set out in the applicable policies of the Company. The Company expects all personnel to take all responsible steps to prevent a violation of the Code, to identify and raise potential issues before they lead to problems and to seek additional guidance when necessary. If violations occur, they must be reported immediately.

Failure to adhere to the Code may lead to disciplinary action, including dismissal or removal from office in appropriate circumstances. Compliance with the Code is mandatory. In particular, no employee will suffer adverse consequences for refusing to make payments that are prohibited by the Code.

XII.	WHERE TO SEEK CLARIFICATION

Unless otherwise provided in the Code, directors and officers should refer questions relating to the Code or its application to a particular situation to the CEO, VP Legal, CFO or any member of Entrée’s Corporate Governance and Nominating Committee.

Unless otherwise provided in the Code, employees and consultants should refer questions relating to the Code or its application to a particular situation to their supervisor or manager. If the issue is one which the employee feels unable to discuss with their supervisor or manager, the matter should be discussed with the CEO, VP Legal, CFO or any member of Entrée’s Corporate Governance and Nominating Committee.

All disclosure to a supervisor or manager, the CEO, VP Legal, CFO or any member of Entrée’s Corporate Governance and Nominating Committee shall be kept strictly confidential unless, in the sole opinion of such person, the matter disclosed constitutes an actual or potential threat of serious harm to the Company, to another director, officer, employee or consultant of the Company or to the general public.

XIII.	REPORTING BREACHES OF THE CODE

Unless otherwise provided in the Code, directors and officers are required to report breaches of the Code, including violations of laws, rules, regulations, the Code or other Company policies, to the CEO, VP Legal or any member of Entrée’s Corporate Governance and Nominating Committee.

Unless otherwise provided in the Code, employees and consultants are required to report breaches of the Code, including violations of laws, rules, regulations or Company policies, to a supervisor or manager or, if they are not comfortable reporting a violation to such person, to the CEO, VP Legal, CFO or any member of Entrée’s Corporate Governance and Nominating Committee.

All employees and consultants, and particularly managers and/or supervisors, have a responsibility for maintaining financial integrity in the Company’s records, consistent with generally accepted accounting principles, and federal, provincial and state securities laws. Any employee or consultant who becomes aware of any incidents involving financial or accounting manipulation or other irregularities must report such incident to his or her immediate supervisor, the CFO or any member of the Audit Committee; provided, however, that the incident must be reported to any member of the Audit Committee if it involves an alleged breach of the Code by the CFO.

Any failure to report such inappropriate or irregular conduct of others shall be treated as a severe disciplinary matter. It is against Company policy to retaliate against any individual who reports in good faith the violation or potential violation of the Code.

XIV.	WAIVERS FROM CODE

In extraordinary circumstances and where it is clearly in the Company’s best interest to do so, the Company may waive compliance with a requirement under the Code for a director, officer, employee or consultant. Conditions may be attached to this waiver. Any waiver of the Code for directors or executive officers must be approved by the Board and must be disclosed as required by all applicable laws.

The director, officer, employee or consultant to whom a waiver is granted accepts that public disclosure of the granting of any such waiver may be required by applicable securities laws, regulations, policies or guidelines (including those of a stock exchange on which Entrée’s stock may be listed).

No waiver as to any rights or remedies of the Company’s directors, officers, employees or consultants under any applicable laws relating to the reporting of any suspected violations of the Code shall be permitted.

SCHEDULE A

ANTI-BRIBERY AND ANTI-CORRUPTION – WHAT ARE MY OBLIGATIONS?

There are two main obligations that apply to all Company personnel:

1.	You must not pay any bribes. You must not offer, promise, authorize, or give or acquiesce in giving, to a government official, either directly or indirectly, payments of cash or in kind, or inducements of any kind, including but not limited to excessive entertaining, if in so doing there might be even an appearance that the payment or inducement would create an obligation on any recipient or improperly influence the recipient to act or refrain from acting in a way that would influence an official exercise of discretionary authority.

You must not make any payment, regardless of the amount, to any government official, including a low-level government employee, to expedite or secure the performance of a routine, common, non-discretionary governmental action.

You should avoid placing yourself in a position where a bribe could be requested, if at all possible. If you believe that you may have been solicited for a bribe, contact the VP Legal as soon as possible for assistance.

2.	You must accurately reflect transactions in the Company’s books and records. Company personnel must ensure that the Company’s books are kept complete and accurate, both quantitatively and qualitatively. All expense reports must be complete and accurate. You should never accede to requests for false invoices or for payment of expenses that are unusual, excessive, inadequately or improperly described, or otherwise raise questions under the Code or related Company guidelines on accounts and recordkeeping.

What should I do if I hear rumours of improper payments or identify any red flags in the course of carrying out the Company’s business?

•	Report them to the VP Legal immediately.

What should I do if I receive a request for payment that I suspect may be improper from an official, joint venture partner, or a third party?

•	Refuse to make the payment – explain that the Company does not make such payments.

•	Instruct the joint venture partner or third party that they are not authorized to make the payment on the Company’s behalf, and explain that the Company cannot continue to do business with them if they make the payment.

•	Make clear that your refusals are absolute, and do not come with a “wink and a nod”.

•	Consult with the VP Legal, CEO, CFO or other members of management regarding the next steps.